FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 12, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 12, 2009 and incorporated by reference herein is the Registrant’s immediate report dated May 12, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: May 12, 2009

BluePhoenix Solutions Reports First Quarter Results

Revenues of $20.5 million, Non-GAAP Operating Margin of 13%,
Non-GAAP EPS of $0.07

        HERZLIYA, Israel – May 12, 2009 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced financial results for the first quarter ended March 31, 2009. Revenues for the first quarter of 2009 were $20.5 million, a decrease of 9.5% from $22.7 million in the previous quarter and 15% from $24.0 million in the first quarter of 2008.

        Net income on a non-GAAP basis for the first quarter of 2009 was $1.4 million, or $0.07 per diluted share, flat compared to non-GAAP net income and earnings per share in the previous quarter, and compared to net income of $4.5 million or $0.21 per share for the first quarter of 2008.

        On a GAAP basis for the first quarter of 2009 the net loss was $1.8 million or $(0.09) per share, compared to a net loss of $14.7 million or $(0.72) per share in the previous quarter and net income of $1.2 million or $0.05 per share in the first quarter of 2008. (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

        “In Q1 we achieved a 13% non-GAAP operating margin and achieved our profitability target of $0.07 non-GAAP earnings per share. In addition we generated cash from operations of approximately $1.7 million excluding approximately $0.5 million relating to our cost savings plan. We accomplished this despite the fact that our first quarter revenues were affected by the macro economic environment.” said Yaron Tchwella, Chief Executive Officer.

Non-GAAP Results (in thousands US$)	Q1/2009	Q4/2008		Q1/2008

Sales	$20,500	$22,652		$24,035
Operating profit	2,614	2,476		4,301
Net Income	1,371	1,429		4,540
Earning per share - diluted	0.07	0.07		0.21

GAAP Results (in thousands US$)	Q1/2009	Q4/2008		Q1/2008

Sales	$20,500	$22,652		$24,035
Operating profit (loss)	(838)	(14,166	)*	1,185
Net Income (loss) from continued operations	(1,840)	(15,213	)*	1,424
Net Income (loss)	(1,840)	(14,704	)*	1,204
Earning (loss) per share - diluted	(0.09)	(0.72)		0.05

* Includes $13.3 million for impairment of goodwill

Non-GAAP financial measures

The release includes non-GAAP financial measures including non-GAAP cost of revenues, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP net income and non-GAAP earnings per share. These non-GAAP measures exclude the following items:

—	Amortization of purchased intangible assets;

—	Equity-based compensation expense

—	One time expenses related to cost saving plan

—	Impairment of goodwill

—	Non-cash derivative expense

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’ performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance and its competitors’ operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

Conference Call

A conference call discussing BluePhoenix’ results for the fourth quarter of 2008, will take place today, May 12, 2009 at 8:30 a.m. (ET). Investors are invited to join the Company’s teleconference by caling (800) 762-8779 or international +1-480-248-5081 at 8:25 a.m. This call is being web cast by ViaVid Broadcasting and can be accessed at BluePhoenix’s website at http://www.bluephoenixsolutions.com.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 14 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:
Varda Sagiv
BluePhoenix Solutions
+972 9 952 6100
vsagiv @bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended March 31,
	2009	2008*
	Unaudited

Revenues	$20,500	$24,035

Cost of revenues	10,961	9,974

Gross profit	9,539	14,061

Research and development costs, net	3,582	4,848

Selling, general and administrative expenses	6,530	8,028

Total operating expenses	10,112	12,876

Operating income (loss)	(573)	1,185

Financial expenses, net	1,145	48

Other income	-	259

Income (loss) before taxes	(1,718)	1,396

Taxes on income (benefit)	31	(103)

Net income (loss) from continued operation	(1,749)	1,499

Net loss from discontinued operation		(220)

Net income (loss)	(1,749)	1,279

Net income attributable to noncontrolling interests	91	75

Net income (loss) attributable to BluePhoenix	$(1,840)	$1,204

Net income (loss) per share:
Basic	$(0.09)	$0.06
Diluted	$(0.09)	$0.05

Shares used in per share calculation:
Basic	20,902	20,802

Diluted	20,902	22,010

* Presented after reclassification of Mainsoft Inc. as discontinued operation.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended March 31,
	2009				2008
	GAAP	Adjust.		Non-GAAP	Non-GAAP

Revenues	$20,500			$20,500	$24,035

Cost of revenues	10,961	(2,556	)(a)(b)	8,405	7,788

Gross profit	9,539	2,556		12,095	16,247

Research and development costs, net	3,582			3,582	4,848

Selling, general and administrative expenses	6,530	(631	)(b)(c)	5,899	7,098

Total operating expenses	10,112	(631)		9,481	11,946

Operating income (loss)	(573)	3,187		2,614	4,301

Financial expenses, net	1,145	(24	)(d)	1,121	48

Other income	-			-	259

Income (loss) before taxes	(1,718)	3,211		1,493	4,512

Taxes on income (benefit)	31			31	(103)

Net income (loss)	(1,749)	3,211		1,462	4,615

Net income attributable to noncontrolling interests	91			91	75

Net income (loss) attributable to BluePhoenix	$(1,840)	$3,211		$1,371	$4,540

Net income (loss) per share:

Diluted	$(0.09)			$0.07	$0.21

Shares used in per share calculation	20,902			20,902	22,010

Notes:
(a) Amortization of intangible assets $2,354K
(b) Termination costs $235K. $202K in cost of sales; $33K in S,G&A.
(c) Stock-based compensation $598K.
(d) Non cash derivative $24K.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2009	*2008
	Unaudited

ASSETS

Current Assets:

Cash and cash equivalents	29,665	30,308
Marketable securities	591	423
Trade accounts receivable	26,012	28,232
Other current assets	3,289	3,217

Total Current Assets	59,557	62,180

Non-Current Assets:

Investment in affiliated company	157	157
Property and equipment, net	2,396	2,493
Goodwill	52,166	52,006
Intangible assets and other, net	20,793	23,151

Total Non-Current Assets	75,512	77,807

TOTAL ASSETS	$135,069	$139,987

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$3,051	$1,021
Trade accounts payable	5,023	5,133
Deferred revenues	4,877	5,541
Other current liabilities	15,893	18,125

Total Current Liabilities	28,844	29,820

Non-Current Liabilities

Accrued severance pay, net	1,508	1,797
Loans from banks	12,790	15,048

Total Non-Current Liabilities	14,298	16,845

Total Equity	91,927	93,322

TOTAL LIABILITIES AND EQUITY	$135,069	$139,987

* Derived from audited 2008 balance sheet.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended March 31,
	2009	2008*
	Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,749)	$1,279
Adjustments to reconcile net income to net cash provided by operating activities:
loss from discontinued operation	-	220
Depreciation and amortization	2,597	2,340
Increase (decrease) in accrued severance pay, net	(289)	116
Stock-based and non cash compensation	598	930
Deferred income taxes, net	-	(125)
Marketable securities	(168)	15
Decrease (increase) in trade receivables	2,221	(1,853)
Decrease (increase) in other current assets	(72)	(120)
Increase (decrease) in trade payables	(110)	500
Decrease in other current liabilities and deferred revenues	(1,801)	(1,177)

Net cash provided by operating activities	1,227	2,125

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(137)	(449)
Additional consideration of previously acquired subsidiaries and purchase of activity	(1,422)	(2,285)
Purchase of newly consolidated subsidiaries	-	(15)

Net cash used in investing activities	(1,559)	(2,749)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit, net	30	-
Repayment of long-term loans	(258)	(40)
Purchase of treasury shares	(83)	-
Exercise of employee share options and warrants	-	1,620

Net cash provided by (used in) financing activities	(311)	1,580

NET CASH PROVIDED BY (USED IN) ONGOING OPERATION	(643)	956

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	30,308	22,571

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$29,665	$23,527

CASH FLOWS - DISCONTINUED OPERATION:
Cash flow used in operating activity	-	(1,159)
Cash flow used in investment activity	-	(31)

NET CASH USED IN DISCONTINUED OPERATION	-	(1,190)

* Presented after reclassification of Mainsoft Inc. as discontinued operation.